SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 5)(1)


                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    741437305
                                 (CUSIP Number)

                                    Copy to:

Mr. Edward Grinacoff
Sandler Capital Management              Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor            750 Lexington Avenue
New York, New York 10153                New York, New York 10022
Telephone (212) 754-8100                Telephone (212) 735-8600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 22, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following page(s))


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    -1 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Capital Management

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         864,414 shares                                        3.8%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         864,414 shares                                        3.8%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     864,414 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     3.8%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -2 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Michael J. Marocco

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,473,788 shares                                      6.5%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,473,788 shares                                      6.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,473,788 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.5%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -3 of 21-

CUSIP
No. 741437305                          13D
________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     John Kornreich

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,597,288 shares                                      7.0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,597,288 shares                                      7.0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,597,288 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     7.0%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -4 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Harvey Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         579,294 shares                                        2.6%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,473,788 shares                                      6.5%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         579,294 shares                                        2.6%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,473,788 shares                                      6.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,053,082 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     9.0%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -5 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Andrew Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,473,788 shares                                      6.5%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,473,788 shares                                      6.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,473,788 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.5%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -6 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Phyllis Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    579,294 shares                                        2.6%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    579,294 shares                                        2.6%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     579,294 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     2.6%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -7 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Sandler Associates

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         609,374 shares                                        2.7%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         609,374 shares                                        2.7%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     609,374 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     2.7%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -8 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     J.K. Media L.P.

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     New York

________________________________________________________________________________
               7    Sole Voting Power

  Number of         123,500 shares                                        0.5%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0 shares                                                0%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         123,500 shares                                        0.5%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0 shares                                                0%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     123,500 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     0.5%

________________________________________________________________________________
14   Type of Reporting Person*

     PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    -9 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Douglas Schimmel

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,473,788 shares                                      6.5%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,473,788 shares                                      6.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,473,788 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.5%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -10 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Hannah Stone

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,473,788 shares                                      6.5%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,473,788 shares                                      6.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,473,788 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.5%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -11 of 21-

CUSIP
No. 741437305                          13D
================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     David Lee

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0 shares                                                0%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,473,788 shares                                      6.5%
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0 shares                                                0%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    1,473,788 shares                                      6.5%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,473,788 shares

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.5%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -12 of 21-

     This statement,  dated January 22, 1999, constitutes Amendment No. 5 to the
Schedule 13D, dated October 6, 1997, regarding the reporting persons ownership of certain securities of Price Communications Corporation (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 5 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2. Identity and Background.

     15. (a) Douglas Schimmel, is the sole shareholder of SERF Corp. and a general partner of Sandler Associates.

          (b)  Address:

                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

          (f)  Citizenship: United States.

               Douglas Schimmel became a general partner of Sandler Associates on January 1, 1999. SERF Corp. became a general partner of SCM on January 1, 1999.

     16. (a) Hannah Stone is the sole shareholder of TERPSI Corp. and a general partner of Sandler Associates.

          (b)  Address:

                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

          (c)  Principal Business: Investments.

          (d)  No.

          (e)  No.

          (f)  Citizenship: United States.


                                   -13 of 21-

               Hannah Stone became a general partner of Sandler Associates on January 1, 1999. TERPSI Corp. became a general partner of SCM on January 1, 1999.

     17. (a) David Lee is the sole shareholder of JIRAKAL Corp. and a general partner of Sandler Associates.

          (b)  Address:

                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

          (c)  Principal Occupation: Investments.

          (d)  No.

          (e)  No.

          (f)  Citizenship: United States

               David Lee became a general partner of Sandler Associates on January 1, 1999. JIRAKAL Corp. became a general partner of SCM on January 1, 1999.

ITEM 4. Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 22,681,883 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of January 22, 1999:


                                   -14 of 21-

                                                Shares of                             Percentage of Shares
                                               Common Stock                              of Common Stock
          Name                             Beneficially Owned(2)                      Beneficially Owned(2)
          ----                             ---------------------                      ---------------------
Sandler Capital Management                      864,414(3)                                   3.8%

Michael J. Marocco                            1,473,788(3,4,5)                               6.5%

John Kornreich                                1,597,288(3,4,5,6)                             7.0%

Harvey Sandler                                2,053,082(3,4,5,7)                             9.0%

Andrew Sandler                                1,473,788(3,4,5)                               6.5%

Phyllis Sandler                                 579,294(4,7)                                 2.6%

Sandler Associates                              609,374(5)                                   2.7%

J.K. Media L.P.                                 123,500(6)                                   0.5%

Douglas Schimmel                              1,473,788(3,4,5)                               6.5%

Hannah Stone                                  1,473,788(3,4,5)                               6.5%

David Lee                                     1,473,788(3,4,5)                               6.5%

     (b) By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock and Warrants with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 864,414 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 3.8% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,473,788 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 6.5% of the outstanding Common Stock.


----------
(2)  Includes shares of Common Stock issuable upon the exercise of the Warrants.

(3) Includes 864,414 shares of Common Stock owned by SCM. SCM disclaims beneficial ownership of 810,664 shares of Common Stock and 53,750 shares of Common Stock issuable upon the exercise of the Warrants held in accounts managed by SCM.

(4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(5)  Includes 609,374 shares of Common Stock owned by Sandler Associates.

(6)  Includes 123,500 shares of Common Stock owned by J.K. Media.

(7)  Includes 579,294 shares of Common Stock owned by Harvey Sandler.


                                   -15 of 21-

     By virtue of being the sole shareholder of Four JK Corp., a general partner of Sandler Associates and a general partner of J.K. Media L.P., John Kornreich may be deemed to have shared power to vote and to dispose of 1,597,288 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.0% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,473,788 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 6.5% of the outstanding Common Stock. Harvey Sandler has sole power to vote and to dispose of 579,294 shares of Common Stock, representing approximately 2.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ALCR Corp. and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,473,788 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 6.5% of the outstanding Common Stock.

     By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 579,294 shares of Common Stock, representing approximately 2.6% of the outstanding Common Stock.

     Sandler Associates has sole power to vote and to dispose of 609,374 shares of Common Stock, representing approximately 2.7% of the outstanding Common Stock.

     J.K. Media has sole power to vote and to dispose of 123,500 shares of Common Stock, representing approximately 0.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of SERF Corp. and a general partner of Sandler Associates, Douglas Schimmel may be deemed to have shared power to vote and to dispose of 1,473,788 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 6.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of TERPSI Corp. and a general partner of Sandler Associates, Hannah Stone may be deemed to have shared power to vote and to dispose of 1,473,788 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 6.5% of the outstanding Common Stock.

     By virtue of being the sole shareholder of JIRAKAL Corp. and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,473,788 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 6.5% of the outstanding Common Stock.


                                   -16 of 21-

     (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from November 19, 1998 through January 22, 1999, inclusive:

                                                            Number of Shares of
                                           Purchase or          Common Stock          Purchase or
  Name of Shareholder                       Sale Date        Purchased or (Sold)      Sale Price
  -------------------                       ---------        -------------------      ----------
Sandler Associates                            1/6/99              (25,000)             $15.3463
                                             1/22/99             (100,000)             $14.4535

Sandler Capital Management                    1/6/99              (25,000)             $15.3463
                                             1/22/99              (56,000)             $14.4535

Phyllis Sandler                             11/19/98               (5,000)               $8.875
                                            11/20/98               (4,686)                $9.00
                                            11/25/98               (5,000)               $9.375
                                            11/30/98               (5,000)               $10.00
                                            12/18/98               (5,000)               $10.75

J.K. Media                                    1/7/99               (1,500)               $15.25

     All sales of shares of Common Stock were effected in open market transactions on the American Stock Exchange.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

     Exhibit 7.01 Agreement, effective as of January 22, 1999, among the reporting persons by which they have agreed to file this
                    Schedule 13D and all necessary amendments as required by Rule 13d-1(f).


                                   -17 of 21-

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Dated: April 30, 1999


                                                 Michael J. Marocco
                                             -----------------------------------
                                                 Michael J. Marocco


                                                 John Kornreich
                                             -----------------------------------
                                                 John Kornreich


                                                 Harvey Sandler
                                             -----------------------------------
                                                 Harvey Sandler


                                                 Andrew Sandler
                                             -----------------------------------
                                                 Andrew Sandler


                                   SANDLER CAPITAL MANAGEMENT

                                   By: ARH Corp.

                                        By:  Edward Grinacoff
                                             -----------------------------------
                                             Name: Edward Grinacoff
                                             Title: Secretary and Treasurer


                                                 Phyllis Sandler
                                             -----------------------------------
                                                 Phyllis Sandler


                                   -18 of 21-

                                   SANDLER ASSOCIATES


                                        By:  Andrew Sandler
                                             -----------------------------------
                                             Name: Andrew Sandler
                                             Title: General Partner

                                   J.K. MEDIA L.P.


                                        By:  John Kornreich
                                             -----------------------------------
                                             Name: John Kornreich
                                             Title: General Partner


                                             Douglas Schimmel
                                        ----------------------------------------
                                             Douglas Schimmel


                                             Hannah Stone
                                        ----------------------------------------
                                             Hannah Stone


                                             David Lee
                                        ----------------------------------------
                                             David Lee


                    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                   -19 of 21-